UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For October 31, 2005



                                    BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                     ENGLAND
                 (Jurisdiction of incorporation or organisation)

                         110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated October 31, 2005  -  Holding(s) in Company





                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

BUNZL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BARCLAYS PLC THROUGH ITS SUBSIDIARY COMPANIES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED HOLDER ACCOUNT NO. OF

DESIGNATION SHARES

BARCLAYS CAPITAL NOMINEES LTD 252,856
BARCLAYS GLOBAL INVESTORS CANADA 16,468
BARCLAYS TRUST CO R69 7,256
BNP PARIBAS 64,971
BOISS NOMINEES LTD 4224361 139,708
CHASE NOMINEES LTD 16376 190,243
CHASE NOMINEES LTD 20947 54,419
CHASE NOMINEES LTD 28270 127,045
CIBC MELLON GLOBAL SECURITIES 36,276
GERRARD NOMINEES LTD ER1 24,108
GREIG MIDDLETON NOMINEES LIMIT GM1 16,636
INVESTORS BANK AND TRUST CO 68,865
INVESTORS BANK AND TRUST CO 818,582
INVESTORS BANK AND TRUST CO 9,724
INVESTORS BANK AND TRUST CO 67,611
INVESTORS BANK AND TRUST CO 18,774
INVESTORS BANK AND TRUST CO 1,773,360
INVESTORS BANK AND TRUST CO 4,104
INVESTORS BANK AND TRUST CO 1,936,524
INVESTORS BANK AND TRUST CO 3,530
INVESTORS BANK AND TRUST CO 133,217
INVESTORS BANK AND TRUST CO 8,021
INVESTORS BANK AND TRUST CO 388,316
INVESTORS BANK AND TRUST CO 64,061
INVESTORS BANK AND TRUST CO 905
INVESTORS BANK AND TRUST CO 741,651
INVESTORS BANK AND TRUST CO 380,672
INVESTORS BANK AND TRUST CO 55,474
JP MORGAN (BGI CUSTODY) 16331 98,328
JP MORGAN (BGI CUSTODY) 16338 20,479
JP MORGAN (BGI CUSTODY) 16341 184,771
JP MORGAN (BGI CUSTODY) 16342 41,012
JP MORGAN (BGI CUSTODY) 16400 3,599,490
JP MORGAN (BGI CUSTODY) 18408 15,867
JP MORGAN CHASE BANK 15,555
JP MORGAN CHASE BANK 2,415
JP MORGAN CHASE BANK 9,147
JP MORGAN CHASE BANK 46,872
JP MORGAN CHASE BANK 186,955
JP MORGAN CHASE BANK 48,469
JP MORGAN CHASE BANK 49,059
JP MORGAN CHASE BANK 37,117
JP MORGAN CHASE BANK 3,382
JP MORGAN CHASE BANK 309,458
JP MORGAN CHASE BANK 56,241
JP MORGAN CHASE BANK 23,480
JP MORGAN CHASE BANK 3,575
JP MORGAN CHASE BANK 10,617
MELLON TRUST 91,990
MELLON TRUST 10,240
MELLON TRUST - US CUSTODIAN/ 26,951
MELLON TRUST - US CUSTODIAN/ 92,539
MELLON TRUST OF NEW ENGLAND 112,799
MITSUI ASSET 4,333
NORTHERN TRUST BANK-BGI SEPA 29,836
NORTHERN TRUST BANK-BGI SEPA 124,730
NORTHERN TRUST BANK-BGI SEPA 143,603
R C GREIG NOMINEES LTD A/C RC1 276,398
R C GREIG NOMINEES LTD A/C AK1 353,782
R C GREIG NOMINEES LTD A/C BL1 7,102
R C GREIG NOMINEES LTD A/C CM1 3,459
R C GREIG NOMINEES LTD A/C GP1 9,692
R C GREIG NOMINEES LTD A/C SA1 5,706
STATE STREET BANK & TRUST - WI 13,069
STATE STREET BOSTON 25,615
STATE STREET BOSTON 211,196
STATE STREET TRUST OF CANADA 41,501
THE NORTHERN TRUST COMPANY - U 51,218
TRUST & CUSTODY SERVICES BANK 3,363
TOTAL 13,804,788

5. Number of shares / amount of stock acquired

540,279

6. Percentage of issued class

0.156%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF 321/7p

10. Date of transaction

26 OCTOBER 2005

11. Date company informed

31 OCTOBER 2005

12. Total holding following this notification

13,804,788

13. Total percentage holding of issued class following this notification

4.01%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

MRS A MATTHEWS - 020 7495 4950

16. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY

Date of notification

31 OCTOBER 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date: October 31, 2005                        By:__/s/ Anthony Habgood__

                                              Title:   Chairman